EXPLANATION OF RESPONSES
(1)
On May 28, 2019,  the IVP Coinvestment Funds distributed an aggregate of 1,000,051 shares of common stock, of the Issuer pro rata to their partners in accordance with their respective ownership interests as determined in accordance with the applicable limited partnership agreement of such entities (the “Initial Distribution”).  In connection with the Initial Distribution, Insight Venture Associates Growth-Buyout Coinvestment, L.P. (“IVA Coinvestment”), the general partner of each of the Insight IX Funds (as defined below), acquired direct ownership of 114,656 shares of common stock (the “Insight Coinvestment Funds Distribution”).  On May 28, 2019, IVA Coinvestment distributed 114,656 shares of common stock pro rata to its partners in accordance with their respective ownership interests as determined in accordance with the limited partnership agreement of IVA Coinvestment (the “IVA Coinvestment Distribution” and, together with the Initial Distribution, the Insight Coinvestment Funds Distribution, the “Distribution”).  The respective partners of the IVP Coinvestment Funds and IVA Coinvestment did not furnish any consideration in exchange for shares received in connection with the Distribution.

(2)	Held directly by Insight Venture Partners Growth-Buyout Coinvestment Fund, L.P. (“IVP Coinvestment”)
(3)	Held directly by Insight Venture Partners Growth-Buyout Coinvestment Fund (Cayman), L.P. (“IVP Coinvestment (Cayman)”)
(4)	Held directly by Insight Venture Partners Growth-Buyout Coinvestment Fund (Delaware), L.P. (“IVP Coinvestment (Delaware)”)
(5)
Held directly by Insight Venture Partners Growth-Buyout Coinvestment Fund (B), L.P. (“IVP Coinvestment (B)” and, together with IVP Coinvestment, IVP Coinvestment (Cayman) and IVP Coinvestment (Delaware), the “IVP Coinvestment Funds”)